Filed pursuant to Rule 424(b)(3)
File Nos. 333-229695, 333-263033, 333-265889

EATON VANCE SENIOR FLOATING-RATE TRUST

Supplement to Prospectus and Prospectus Supplement dated February 28, 2022

EATON VANCE SENIOR INCOME TRUST

Supplement to Prospectus and Prospectus Supplement dated August 25, 2022

EATON VANCE FLOATING-RATE INCOME TRUST

Supplement to Prospectus and Prospectus Supplement dated September 27, 2022

(each, a “Fund”)

1.	The following replaces the second paragraph of “Legal Matters” in the Prospectus and the Prospectus Supplement for each Fund:

Certain legal matters in connection with the Common Shares will be passed upon for the Trust by internal counsel for Eaton Vance. On August 27, 2020, Saba Capital Master Fund, Ltd., a hedge fund (“Saba”), filed claims against the Trust in a lawsuit in Suffolk County Superior Court in Massachusetts asserting breach of contract and fiduciary duty by the Trust and certain of its affiliates (collectively, the “Funds”), the Trust’s adviser, and the Board, following the recent implementation by the Trust of by-law amendments that (i) require trustee nominees in contested elections to obtain affirmative votes of a majority of eligible shares in order to be elected and (ii) establish certain requirements related to shares obtained in “control share” acquisitions. With respect to the Trust, Saba seeks rescission of these by-law provisions and certain related relief. On March 31, 2021, the court allowed in part and denied in part a motion to dismiss Saba’s claims. On January 23, 2023, the court (i) granted the Funds’ and Board’s motion for summary judgment on Saba’s claim that the Board breached its fiduciary duty; (ii) granted Saba’s motion for summary judgment with respect to Saba’s claim for rescission of the by-law amendments addressing requirements related to shares obtained in control share acquisitions; and (iii) denied the Funds’ and Board’s motion for summary judgment on Saba’s breach of contract claim. While management of the Trust is unable to predict the outcome of this matter, it does not believe the outcome would result in the payment of any monetary damages by the Trust.

2.	The following replaces the last sentence of the second paragraph of “COMMON SHARES” under the section “Description of Capital Structure” in the Prospectus for each Fund except Eaton Vance Senior Income Trust:

On January 26, 2023, the Trust’s Board of Trustees voted to exempt, on a going forward basis, all prior and, until further notice, new acquisitions of Trust shares that otherwise might be deemed “Control Share Acquisitions” under the Trust’s By-Laws from the Control Share Provisions of the Trust’s By-Laws.

February 1, 2023